[LOGO]
     BROCKER
Technology Group


      BROCKER FINALIZES AGREEMENT TO ACQUIRE PROJECT CONSULTANT FIRM CERTUS

Edmonton,  Alberta - SEPTEMBER 26, 2000.  Brocker Technology Group Ltd. (Nasdaq:
BTGL, TSE:BKI) announced it has entered into a formal agreement to acquire Certus Project Consulting Limited, an information technology and telecommunication management consulting company. Under the terms of the agreement, which is expected to close by October 31, 2000, Brocker will use its common shares at a value of CDN $6.35 to purchase Certus for a value to be determined based on its financial results for the 12 months ended August 31, 2000.

Certus Project Consulting (http://www.certus.co.nz), established in 1999, specializes in assisting clients match business strategies with cutting-edge technologies. The company, with offices in New Zealand and Australia, also manages projects in Singapore and the United States. Its client base of corporate and government organizations includes Microsoft, EDS, Air New Zealand, Vodafone, The National Bank of New Zealand (owned by Lloyds Bank) and Television New Zealand.

According to Brocker CEO, Mr. Michael Ridgway, the Certus acquisition strengthens Brocker's Professional Services consulting arm, a key element of Brocker's international marketing strategy. "In a relatively short period of time, Certus has developed a strong market for its business-to-business communication methodologies and frameworks. They have a great reputation for providing first class business consulting, and have established themselves as an innovator in assisting organizations to become e-business ready. In addition, because Certus' specific methodologies have tremendous potential globally, we plan to roll them out across our Professional Services Division as rapidly as possible to give further impetus to the worldwide expansion of our business."

Certus Managing Director, Greg Woolley (who will remain with the company) added, "By becoming a part of Brocker's Professional Services Division, we have become part of a global enterprise. We will be working with Brocker to establish Centers of Excellence company-wide B2B consulting solutions, as well as establishing a research and development group within the Professional Services practice so that we can remain at the forefront of technology development and innovation."

The purchase price for the shares of Certus Project Consulting Limited is to be the lesser or one and a half (1.5) times the sales revenue of Certus for the year ended August 31, 2000 or twenty-one and seventy-two one hundreds (21.72) times the net profit before tax in the same period, subject to a maximum price of approximately CDN $1.56 million. The final purchase price will be paid with an equivalent amount of Brocker common shares at a value of CDN$6.35 per share, which could result in the issuance from treasury of up to approximately 245,000 common shares. The shares will be held in escrow, to be released in four equal quarterly installments commencing August 31, 2001. The closing of this acquisition, which is scheduled for October 31, 2000, is subject to certain conditions, including receipt of regulatory approval.

About Brocker Technology Group Ltd.

Brocker Technology Group Ltd. http://www.brockergroup.com is a global innovator in business-to-business communications focusing on application development, technical consulting

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     [LOGO]
     BROCKER
Technology Group


services,   application   hosting,   and  vendor  services  (Brocker's  original
technology distribution and service business). Brocker's e-communications products, collectively called EC Suite (Enterprise Communication Suite), include Supercession http://www.supercession.com (e-business transaction processing software), Bloodhound http://www.bloodhound.co.nz (unified messaging software) and Powerphone (caller ID software that also displays all of the client's transaction history). Brocker has established partnering agreements with KPMG and PeopleSoft. Brocker's Supercession is designed to integrate with PeopleSoft's non-internet based ERP software.

Brocker began trading on the Nasdaq National Market on Monday, August 21, 2000.

Unless stated otherwise all dollar amounts are expressed in Canadian Dollars. As of September 26, 2000, the Federal Reserve Bank of New York noon buying rate was CDN $1.00 equals U.S. $0.6720.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings. In addition, completion of the acquisition of Certus Project Consulting Ltd. is subject to obtaining required regulatory approvals, and there is no assurance that such approval will be received. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.


CORPORATE CONTACT
Brocker Technology Group
Robert Rowell
Tel: (800) 299-7823
Email: rrowell@brockergroup.com
Web: http://www.brockergroup.com

INVESTOR & MEDIA RELATIONS (U.S.)        INVESTOR & MEDIA RELATIONS (CANADA)
Wall Street Investor Relations      or   [LOGO]
 Lisa S. Arnold
Tel: (301) 907-4092                      Toll Free: (888) 301-6788
Email: larnold@wallstreetir.com          Fax: (604) 806-3367
Web: http://www.wallstreetir.com         Email: btgl@mindsharecommunications.com

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